Exhibit 99.59

BURCON UPDATES ON CLARISOY® ACTIVITIES

Vancouver, British Columbia, June 28, 2010 — Burcon NutraScience Corporation (TSX – BU) (“Burcon”) is pleased to report on the latest business activities with respect to the commercialization of its CLARISOY® soy protein isolate.

Over the past year, Burcon has undertaken numerous activities in the pursuit of establishing a strategic alliance for the commercialization of CLARISOY® soy protein isolate. Burcon entered into a number of additional materials transfer agreements (“MTAs”) and non-disclosure agreements (“NDAs”) with major food, beverage and pharmaceutical companies to enable Burcon to provide these companies with large quantity samples of CLARISOY® soy protein isolate for their evaluation. Burcon also entered into a series of MTAs and NDAs with some of the world’s largest protein ingredient companies including major plant protein producers as well as dairy protein ingredient companies and others. These agreements were put in place to facilitate the evaluation of CLARISOY® soy protein isolate by potential strategic alliance partners.

The process of pursuing a strategic alliance partner or partners for the development of Burcon’s CLARISOY® soy protein isolate has been focused on partnering for both the production of CLARISOY® as well as the marketing and sale of CLARISOY® to food and beverage manufacturers. Burcon has held discussions with a number of entities who have expressed an interest in partnering – in most cases exclusively - for the sale of Burcon’s CLARISOY® soy protein isolate to food and beverage manufacturers and nutritional supplement companies. Certain parties have also expressed an interest in partnering for the production of Burcon’s CLARISOY® soy protein isolate.

As a further part of this process of pursuing a strategic alliance partner, Burcon has entered into NDAs specifically to facilitate due diligence activities with certain companies including providing access to such items as Burcon’s CLARISOY® patent filings as well as detailed scientific and engineering data.

In order to evaluate the various potential alternative alliance structures, Burcon engaged the engineering firm AECOM in the second quarter of fiscal 2010. AECOM is a global provider of professional engineering and management support services. In consultation with AECOM, Burcon completed a pre-feasibility study for the construction and commissioning of an initial CLARISOY® production facility. The pre-feasibility study included a comparative cost analysis of a number of different potential site locations. As a result of the conclusions of this pre-feasibility study, Burcon is also investigating one or more potential strategic alliances aimed solely at the marketing and sale of CLARISOY® soy protein isolate to food and beverage manufacturers.

Burcon’s CLARISOY® is a soy protein isolate that is 100% soluble and transparent in acidic solutions. CLARISOY® is heat stable and has clean flavor characteristics without the “beany” taste typically associated with soy. “We are encouraged by and pleased with the interest we are receiving for our CLARISOY® soy protein isolate from a number of globally competitive companies” said Johann F. Tergesen, President and Chief Operating Officer, adding, “Our primary focus is on establishing a strategic alliance for the commercialization of our CLARISOY® soy protein isolate, with the goal of reaching such an alliance as soon as possible.”

Burcon will continue to explore all strategic alliance opportunities, both with fully-integrated potential partners that have protein production capabilities and sales capabilities as well as with partners whose interest is solely in partnering for the sale of CLARISOY® soy protein isolate. Burcon’s intention is to identify an alliance that is the most beneficial to the Corporation and with the greatest potential to enhance shareholder value.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY®, a revolutionary soy protein isolate which is 100% soluble and completely transparent in acidic solutions. Our team of highly specialized scientists and engineers work from our own research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 127 issued patents in various countries, including 18 issued U.S. patents, and in excess of 200 additional pending patent applications, 65 of which are U.S. patent applications.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

Burcon NutraScience Corporation is a publicly listed on the Toronto Stock Exchange under the symbol “BU”. For more information on Burcon, visit www.burcon.ca.

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, the Corporation’s, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes”, “potential”, “expected”, “anticipates”, “will be”, and similar expressions, generally identify forward- looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca

AXINO AG
Wolfgang Seybold, Investor Relations Europe
AXINO AG, Königstraße 26, 70173 Stuttgart, Germany
Tel. +49-711-25 35 92-40 / Fax +49-711-25 35 92-55
wolfgang.seybold@axino.de www.burcon.net